FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                             APPOINTMENTS

Sir John Bond, 64, Group Chairman of HSBC Holdings plc since 1998, will retire at the Annual General Meeting on 26 May 2006, after 45 years service.

Sir John will be succeeded as Group Chairman by Stephen Green, 57, who joined HSBC in 1982, and is currently Group Chief Executive.

Stephen Green will be succeeded as Group Chief Executive by Michael Geoghegan, 52, who joined HSBC in 1973 and is currently Chief Executive of HSBC Bank plc, the Group's principal subsidiary in the UK.

These appointments have the unanimous support of the Directors and have been made after consultation with representatives of major institutional investors and explanation of the succession planning and independent external search process.

Michael Geoghegan will be succeeded as Chief Executive of HSBC Bank plc, subject to necessary approvals, by Dyfrig John, 55, who joined HSBC in 1971 and is currently the bank's Deputy Chief Executive.

There are no matters that need to be brought to the attention of shareholders.

Media enquiries to Michael Broadbent on +44 (0)20 7991 8980 or at michaelbroadbent@hsbc.com or Richard Lindsay on +44 (0)20 7992 1555 or at richardlindsay@hsbc.com

Notes to editors:

1. Biographies
Biographies of Sir John Bond, Stephen Green, Michael Geoghegan and Dyfrig John can be obtained from Richard Lindsay on +44 (0)20 7992 1555 or richardlindsay@hsbc.com.

2. Letter to shareholders
The following letter will be sent to all HSBC shareholders by Sir Brian Moffat, Chairman of the Nomination Committee:

Dear Shareholder

Today, HSBC Holdings plc announced that Sir John Bond will retire at the Annual General Meeting on 26 May 2006. Sir John's successor as Group Chairman will be Stephen Green, currently Group Chief Executive.


The decision by the Board to appoint Stephen Green as Group Chairman, was made after a thorough selection process. This was conducted by the Nomination Committee, assisted by external advisers, and included extensive benchmarking against external candidates. We considered carefully the requirements of the position in terms of HSBC's size, geographical spread and complexity. We recognised the need for full time executive commitment and experience of international banking at the highest level. We took account of the need for the Group Chairman to have a wide range of skills, the capacity for strategic thinking and the ability to sustain and enhance the company's corporate character. We also took into consideration the need for the Group Chairman to be able to work closely and effectively with the Group Chief Executive, to have the authority to run the Board and to have the personal standing to represent HSBC externally at the highest level. Job specifications for the Group Chairman and the Group Chief Executive, setting out their respective authorities and responsibilities, have been agreed by the Board. The Nomination Committee came to the unanimous conclusion that Stephen Green was the outstanding candidate.

Stephen joined HSBC in 1982. He was Group Treasurer from 1992 to 1998, and Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003 when he was appointed to his current position. Stephen has worked in Hong Kong, New York and London, and has immense international experience and knowledge of your company. He is superbly well qualified to serve as your Chairman.

Stephen's successor, as Group Chief Executive, will be Michael Geoghegan, who currently leads HSBC Bank plc, the Group's principal subsidiary in the United Kingdom. Michael too is highly qualified for his new position and his appointment also has the unanimous support of your Directors. He has 32 years experience with HSBC and has worked in 10 countries in North and South America, Asia, the Middle East and Europe.

Nowadays, success in financial services depends in a large measure on the relative strengths of competing management teams. HSBC's record suggests that its management team is second to none. Planning management succession is key to this, has long been established in the Group and the plan is regularly reviewed by the non-executive Directors. Furthermore, HSBC is a remarkable organisation with a distinctive character and culture. The business is managed through international teamwork and HSBC believes this is best achieved by management continuity and amongst colleagues who have similar values. By way of example, the top fifty executives have a combined service approaching 1,000 years with HSBC, although 20 per cent of these executives have joined the Group in the last six years thus ensuring there is a balance of new talent to help run the business.

Your Directors believe strongly that the appointments announced today are in the best interests of the shareholders. The appointments have the unanimous support of the Directors and have been made after consulting with representatives of major institutional investors and explaining the succession planning and independent external search process.

Yours sincerely

Sir Brian Moffat
Deputy Chairman and
Senior Independent Non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 November, 2005